SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: November 19, 2009

List of materials

Documents attached hereto:

i) Press release entitled "Sony Accelerates Transformation to Drive Innovation and Growth"

News & Information	Sony Corporation Konan 1-7-1, Minato-ku, Tokyo
No.09-133E
November 19, 2009

Sony Accelerates Transformation to Drive Innovation and Growth

Under the leadership of its new executive management team established in April 2009, Sony Corporation ("Sony") has reformed its organizational structure in order to bolster profitability and transform its operations, with the aim of accelerating innovation and growth and optimizing business processes, particularly within its electronics and networked service businesses.

As a result, approximately 80% of Sony’s targeted 330 billion yen of group-wide cost reductions for the current fiscal year ending March 31, 2010 compared to the previous fiscal year have been achieved in the first half of the current fiscal year.  Furthermore, Sony is now positioned to launch a succession of competitive products from the end of this calendar year and into 2010.

In order to permit further growth and continue to enhance profitability, Sony is implementing additional transformation measures centering on the following four initiatives:

•	Target consistent profitability in core hardware businesses (TV, game and digital imaging)
•	Provide new user experiences integrating innovative hardware, software and services
•	Reach out to new customers and develop new geographic markets
•	Increase Sony’s focus on environmentally conscious products and processes

Through these measures, Sony targets an annual 5% operating income margin and a 10% return on equity by the end of the fiscal year ending March 31, 2013.

Details of these initiatives are as follows:

Target consistent profitability in core hardware businesses (TV, game and digital imaging)

Regain the leading market position in LCD TV business

•	Target returning the LCD TV business to profitability in the fiscal year ending March 31, 2011 and achieving a 20% worldwide market share on a unit basis in the fiscal year ending March 31, 2013.
•	Create a new revenue model beyond conventional TV business models.
-	Introduce “Evolving” TV that delivers new applications over the network.
-	Develop new generation displays using proprietary Sony devices.

Strengthen profitability of game business

•	Target returning to profitability in the fiscal year ending March 31, 2011.
•	Increase revenues by expanding hardware/software sales and enrichment of PlayStation®Network services.
•	Improve profitability in the game business by cost reduction and other measures.

Maintain leading position as the number one digital imaging brand in the world

•	Strengthen business through outstanding product differentiation and cost competitiveness based on key devices such as image sensors and imaging engines.

Provide new user experiences integrating innovative hardware, software and services

Network-connected products and services

•
Further expand Sony’s networked service business by utilizing the rapidly growing PlayStation®Network services (over 33 million registered account users as of November 16, 2009) and by integrating attractive hardware, including new mobile products and other consumer electronics, with networked services.  Target annual revenues of 300 billion yen from networked service business by the end of the fiscal year ending March 31, 2013.

•	Strengthen and expand networked mobile business.
-	Strengthen collaboration with Sony Ericsson Mobile Communications.
-	Accelerate rollout of e-book (hardware and content) business.
•	Expand Sony’s lineup of network-connected products. Target installed user base of 350 million units by the end of the fiscal year ending March 31, 2013.

Expand 3D-related product businesses in the fiscal year ending March 31, 2011

•	Engage Sony’s group-wide assets from content production to display devices and game to make available a wide variety of attractive content and hardware, and drive the creation of new 3D markets.
•	Launch 3D-related products for the home, including TV, Blu-ray DiscTM players/recorders and 3D gaming on PlayStation®3 in the fiscal year ending March 31, 2011.
•	Provide solutions for 3D content production, distribution and theatrical projection to lead the field in broadcast and professional businesses.
•	Target revenue from 3D-related products of more than 1 trillion yen (excluding content) in the fiscal year ending March 31, 2013.

Growth strategies for lithium-ion battery business

•	Secure high profitability in existing businesses.
•	Analyze possible entry into new business domains (storage/e-Vehicle battery).

Reach out to new customers and develop new geographic markets

•	Strengthen direct marketing strategies.
•	Promote Sony Group’s unified brand message “make.believe” globally.
•	Continue to invest in emerging markets, including BRIC countries, to develop new customer bases.

Increase Sony’s focus on environmentally conscious products and processes

•
Target absolute 30% reduction in greenhouse gas emissions from Sony Group sites in CO2 emissions by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2001*.

•	Target 30% reduction of power consumption per product by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2009*.
•	Target zero environmental footprint throughout the lifecycle of Sony’s products and business activities as long-term goal.

*
Sony has been a member of the WWF Climate Savers Programme since 2006, organized by WWF International to mobilize companies to cut greenhouse gas emissions.  The above targets were reviewed and approved by the WWF as a renewal of the present Climate Savers Programme commitments.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including platforms within the game business, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences. (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business restructuring and transformation efforts; (vi) Sony’s ability to implement successfully its hardware, software, and content integration strategy and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments; (viii) Sony’s ability to maintain product quality; (ix) Sony’s ability to secure adequate funding to finance restructuring activities and capital investments given the current state of global capital markets; (x) the success of Sony’s joint ventures and alliances; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.